

Mail Stop 4631

May 31, 2017

Via E-mail
Mr. E. Lee Wyatt, Jr.
Senior Vice President and Chief Financial Officer
Fortune Brands Home & Security, Inc.
520 Lake Cook Road
Deerfield, IL 60015-5611

> **RE: Fortune Brands Home & Security, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 7, 2017**
> **File No. 1-35166**

Dear Mr. Wyatt:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A filed March 7, 2017

Compensation Discussion and Analysis, page 18

1.   In future filings, please clearly disclose the minimum, target, and maximum for performance goals and payout levels for your incentive plan compensation. The grants of plan-based awards table should include threshold, target, and maximum estimated future payouts under equity and non-equity incentive plans. Please provide us proposed revised disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Mr. E. Lee Wyatt, Jr.
Fortune Brands Home & Security, Inc.
May 31, 2017
Page 2

        You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Asia Timmons-
Pierce, Staff Attorney, at (202) 551-3754 with any questions.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Accounting Branch Chief
                                        Office of Manufacturing and
                                        Construction